

December 19, 2011

<u>Via E-Mail</u>
Mr. Michael Mathews, Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

>   **Re: Wizard World, Inc.**
>   **Form 8-K/A**
>   **Filed November 17, 2011**
>   **File No. 000-33383**

Dear Mr. Mathews:

　　We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A, filed November 17, 2011</u>

<u>General</u>

1. Please advise us of your timeline for filing your missing Exchange Act reports.

<u>Business, page 3</u>
<u>Background, page 4</u>

2. We reissue comment two of our letter dated October 11, 2011 as we are unable to locate responsive disclosure. In this regard, we continue to note the representation that Conventions holds the production rights to 12 conventions; however, the second to last paragraph on page five lists 11.

3. We note your response to comment four of our letter dated October 11, 2011. Please revise your disclosure to reflect your response that cumulative payments are capped at $60,000.

Strategy, page 7

4. We note your response to comment five of our letter dated October 11, 2011. However, we are unable to locate the disclosure you say has been revised accordingly. We reissue the comment. Please reconcile your disclosure, "if [you] were to receive revenues" from operations" from conventions with your substantial convention revenue line item in your statement of operations.

Growth Strategy, page 11

5. We partially reissue comment six of our letter dated October 11, 2011. Please discuss your plan of raising additional capital through private placements in greater detail.

Executive Compensation, page 33

6. We note your revised disclosure in response to comment 13 of our letter dated October 11, 2011. Please revise your disclosure to quantify the payments you discuss for each termination or change in control event. In addition, to the extent Mr. Shamus will receive any payments relating to his resignation, please discuss.

7. We reissue comment 14 of our letter dated October 11, 2011. While Mr. Shamus did not become CEO of the company until December 7, 2010, Mr. Shamus is also CEO of Conventions, which was acquired by the company, and therefore the compensation provided to Mr. Shamus through Conventions should be disclosed in this section. Please note that Item 402 requires disclosure of all compensation, direct and indirect. Therefore, the compensation paid by the parent of Conventions to Mr. Shamus as compensation for his employment at Conventions would be included in the table.

Certain Relationships and Related Transactions, page 36

8. We note your response to comment 16 of our letter dated October 11, 2011 and we reissue the comment as we are unable to locate any revised disclosure in response to this comment. Please revise to clarify as of what date the outstanding balances of your debt transactions have been disclosed. In addition, please clarify how these transactions relate to Wizard World Inc. and its predecessor and tell us how you accounted for these transactions. We continue to note that these transactions do not appear to be reflected in the financial statements. It appears that you may be using the reference to "Conventions" in this section differently than as disclosed at the beginning of the Form 8-K. For instance, you refer to acquiring the domain name and intellectual property rights from Conventions. However, the disclosure on page one reflects that the company acquired

Conventions. Please provide clear disclosure throughout this section of these related party transactions.

9. We note your revised disclosure in response to comment 17 of our letter dated October 11, 2011. Please revise further to include the disclosure required by Item 404(a)(5) of Regulation S-K.

Exhibits

10. We note your response to comment 18 of our letter dated October 11, 2011 and we partially reissue the comment. We note that Exhibit 10.1 is still missing exhibits, schedules and/or attachments. Furthermore, it is unclear how Exhibit 10.1 to the Form 8-K filed on August 30, 2011 has been amended to comply with the comment as we do not see that it has been refiled. Thus, Exhibit 10.1 to the Form 8-K filed on August 30, 2011 is still missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

11. Please file Exhibits 3.6, 3.7 and 3.8 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Consolidated Financial Statements

12. Please note that the Form 8-K would require audited financial statements of Wizard Conventions as of and for the year ended December 31, 2008. You state in the response to prior comment 20 that you plan to submit a request to the Division's Office of the Chief Accountant regarding that requirement. Please tell us when you plan to do so as this matter cannot be resolved until you either provide the 2008 financial statements in the Form 8-K or you follow through on your stated plan.

13. You disclose in the Certain Relationships and Related Transactions section on page 36 that Conventions loaned a total of $444,191.37 to Wizard Entertainment Inc f/k/a Gareb Shamus Enterprises in 2010. You state that no repayments have been made and that interest in the amount of $12,023.00 has been accrued. Please tell us where these transactions are reflected in the 2010 financial statements and explanatory footnotes of Wizard Conventions.

Pro forma Financial Information, page F-16

14. We have reviewed your pro forma disclosure regarding the merger (recapitalization). Please disclose in a note the merger between Wizard Conventions and Kick the Can Corp and a merger between Kick the Can Corp. and GoEnergy. Ensure the accounting for each of these mergers is clearly disclosed.

15. Additionally, please note that in a recapitalization the assets and liabilities of both companies should be combined at their net book value. The accumulated deficit of the accounting acquirer (Wizard Conventions) should be brought forward, and the accumulated deficit of the legal acquirer (GoEnergy) should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of the accounting acquirer plus the amount representing the par value of the shares issued to effect the merger. All eliminating adjustments should be made through additional paid-in capital. Please revise your pro forma disclosures to clearly indicate your accounting for these transactions or provide explanatory notes that describe the nature of each adjustment presented.

16. Provide notes that explain the terms of the financing transactions (i.e., preferred stock and note issuances) and that describe how you calculated the amount of the adjustments to general and administrative expense and the derivative liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director